Exhibit (a)(9)

Form of E-mail Notifying Eligible Optionholders of

Amendment to the Offer to Exchange

To: Employees with Eligible Stock Options

Subject: Amendment to the Offer to Exchange, dated May 22, 2003

Date: June 13, 2003

The staff of the Securities and Exchange Commission (the “SEC”) has reviewed the material we delivered to you on May 22, 2003 relating to the offer to eligible employees of Plug Power to exchange all outstanding stock options to purchase shares of our common stock granted under the Plug Power Inc. 1999 Stock Option and Incentive Plan, as amended, and the Plug Power, L.L.C. Second Amendment and Restatement of the Membership Option Plan, as amended, which have an exercise price greater than $8.53 per share and otherwise satisfy the conditions set forth in the Offer to Exchange, dated May 22, 2003 (the “Offer to Exchange”), for shares of our restricted common stock on a three-for-one basis (the “Exchange Offer”). In response to comments we received from the SEC, we have made some revisions to the Offer to Exchange. Those revisions, which you should consider in deciding whether to participate in (or withdraw or change your participation in) the Exchange Offer, are as follows:

1.    We have revised the last sentence of each of Question 5, Question 14 and Section 6 – Acceptance of Options for Exchange and Cancellation; Issuance of Restricted Stock on pages 2, 3 and 15 of the Offer to Exchange, respectively, to replace the words “grant date” with “Expiration Date (as defined in Section 2)”.

2.    We have revised the second paragraph of Section 7 – Conditions of the Offer on page 15 of the Offer to Exchange to replace the parenthetical “(including any action or omission to act by us)” with “(other than any action or omission to act by us)”.

3.    We have revised paragraphs (a), (b)(3) and (e) of Section 7 – Conditions of the Offer on pages 15, 16 and 17 of the Offer to Exchange, respectively, to insert the following parenthetical after the words “contemplated benefits of the Offer to us”:

“(as described above in Section 3)”.

4.    We have revised paragraph (a) of Section 7 – Conditions of the Offer on page 15 of the Offer to Exchange to delete in its entirety the phrase “, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries”. We have also revised paragraph (b)(4) of Section 7 – Conditions of the Offer on page 16 of the Offer to Exchange to delete in its entirety the phrase “, or otherwise materially impair in any way the contemplated future conduct of our business or the business of our subsidiaries”.

5.    We have revised paragraph (c)(5) of Section 7 – Conditions of the Offer on page 16 of the Offer to Exchange to replace the words “any significant decrease” with “any material decrease”.

6.    We have revised paragraph (e) of Section 7 – Conditions of the Offer on page 17 of the Offer to Exchange to replace the words “that, in our reasonable judgment, is or may be materially adverse” with “that, in our reasonable judgment, is materially adverse”.

7.    We have revised Section 10 – Information Concerning Plug Power Inc. on page 20 of the Offer to Exchange to insert the following immediately after the table of summary historical consolidated financial information:

“The book value per share of our common stock at March 31, 2003 was $2.08. This amount was calculated by dividing our unaudited consolidated stockholders equity at March 31, 2003 of $125,203,000 by the 60,062,253 shares of our common stock that were outstanding as of March 31, 2003.

As described below, our earnings were inadequate to cover fixed charges in each of the five years 1998 to 2002 and for the three-month periods ended March 31, 2002 and 2003. However, because we have had a significant cash balance in each of these periods, the calculation of the ratio of earnings to fixed charges is misleading with respect to our ability to cover our fixed charges and therefore has not been presented.

For the five-year period 1998 to 2002 and for the three-month periods ended March 31, 2002 and 2003, we reported a consolidated pre-tax loss from continuing operations before equity in losses of affiliates of $9.6 million, $32.0 million, $83.9 million, $69.8 million, $45.2 million, $11.0 million and $13.3 million, respectively. Equity in loss of affiliates during the same periods were $0, $1.5 million, $2.3 million, $3.2 million, $2.0 million, $584,000, and $485,000, respectively. Fixed charges during the same periods were $0, $190,000, $363,000, $260,000, $97,000, $25,000 and $17,000, respectively, and were comprised solely of interest expense. Earnings, as defined below, were also a loss in each of the five years 1998 to 2002 and for the three-month periods ended March 31, 2002 and 2003.

For the purpose of calculating the ratio of earnings to fixed charges, earnings are generally defined as consolidated income from continuing operations before income taxes, adjustment for minority interests in consolidated subsidiaries and equity in income or loss of affiliates, plus fixed charges. Fixed charges are generally defined as the sum of interest on indebtedness, amortization of debt issuance costs and estimated interest within rental expenses. There are no minority interests in any Plug Power subsidiary and Plug Power has no preferred securities or capitalized interest.”

8.    We have revised the second sentence of the second paragraph of Section 17 – Additional Information on page 28 of the Offer to Exchange to delete in its entirety the following phrase: “, and later information filed with the SEC will update and supersede this information”. We have also revised the third sentence of the second paragraph of Section 17 – Additional Information on page 28 of the Offer to Exchange to delete in its entirety the following phrase: “and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act”.

Except as indicated above, all other terms of the Exchange Offer remain unchanged.

As a reminder, the deadline by which we must RECEIVE your Election Form, properly completed and delivered in accordance with its instructions, in order for you to participate in the Exchange Offer is 5:00 p.m., Eastern Time, on June 20, 2003.

You should direct any questions about the Exchange Offer or the revisions to the Offer to Exchange to Ana-Maria Galeano, our General Counsel, or David Neumann, our Chief Financial Officer, at (518) 782-7700.

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